October 8, 2009

Mr. Benjamin Phippen

Reviewing Accountant

CC:	Mr. John P. Nolan

Senior Assistant Chief Accountant

Mail Stop 4720

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Form 10-K for the fiscal year ended December 31, 2008
Form 10-Q for the quarterly period ended March 31, 2009
Form 10-Q for the quarterly period ended June 30, 2009
File No. 000-22283

Dear Mr. Phippen:

Thank you for the opportunity to have a follow-up discussion on October 2, 2009 regarding our position that the Company’s equity securities were not other-than-temporarily impaired for each of the periods reviewed in the comment letter dated August 19, 2009, as documented in our first response letter dated September 15, 2009. We acknowledge that SEC Staff Accounting Bulletin Topic 5M is an appropriate resource to be considered in the determination as to whether or not equity securities should be considered other-than-temporarily impaired. The determining factors considered by management included the length of time and the extent to which market value declined, the financial condition and near-term prospects of the underlying entities, and our intent and ability to hold these securities for a sufficient time period to allow any anticipated recovery. We believe the content of this letter provides further clarification and support of the Company’s position that its equity securities were not other-than-temporarily impaired for each of the periods reviewed in the comment letter and is responsive to the comments and questions shared during our phone conversation. We appreciate the opportunity to respond to the comments you have raised.

Form 10-K for the fiscal year ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations Asset Quality, page 27

Audited Financial Statements

Notes to Consolidated Financial Statements

Note 5. Investment Securities, page 57

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For those individual equity securities that have been in an unrealized loss position for greater than twelve months as of each period identified above, please provide a description of the specific evidence considered when concluding that these securities were not credit impaired and would recover their value and the time horizon over which you predicted that the would recover for purposes of asserting that you had the intent and ability to hold them until recovery;

Management Considerations

Since the third quarter of 2007, and the advent of the sub-prime mortgage crisis, the financial markets have encountered historic volatility and unprecedented uncertainty. Bank valuations in general have experienced extreme volatility and decline, both a function of depressed earnings and reduced trading multiples. Based on feedback derived from analysts that forecast the financial institutions sector and an assessment of current economic data and forward looking projections, the Company’s management team believes that it will be mid-2011 before asset quality pressures stabilize, and financial institutions return to a period of normalized earnings. It is also within this timeframe that management believes the market will once again rely on earnings multiples as the primary basis for valuing bank equities and the Company’s cost basis in these investments will be recovered. In light of this assumption, management continues to monitor the financial results and financial strength of the companies in which StellarOne holds an equity position, and has concluded that these companies will likely see improved asset quality and earnings results beginning in the early 2010 timeframe. In addition, each company maintains sufficient capital and liquidity levels to carry them to that point. The Company intends to hold these securities until the market values recover, as they were acquired as part of its long-term investment strategy and do not represent a primary or material source of liquidity to the parent company. In addition, the Company has maintained and anticipates it will maintain a liquidity position that will enable the retention of these investments throughout the anticipated recovery period. However, to the extent some recovery of the carrying amount is not experienced over the next six to nine months, management will likely take some level of impairment charge.

The following paragraphs contain a more granular discussion of each equity security that has been in an unrealized loss position for greater than twelve months and held during the periods covered by the comment letter and managements’ position as it relates to the other-than-temporarily impaired status of each.

Investment in Commonwealth Bankshares, Inc.

The Company’s investment in Commonwealth Bankshares, Inc. (ticker – CWBS) was in an unrealized loss position of $939 thousand on an initial investment of $1.2 million and had been in a loss position for 29 months as of June 30, 2009. Though the length of time this security has been in a loss position and the extent of the loss is considerable, it is our position that this was not created by any company-specific credit deterioration in the period, but predominately a function of the devaluation of the financial sector in general. The SNL $1-$5 Billion Bank Index performance for the similar period was a decrease of 599 pts. or 57.4%. Management considers the current financial strength and near-term earnings prospects of this entity to be favorable and a mitigation of underlying credit concern. As noted, much of the earnings pressure is attributed to asset quality issues that are expected to begin to improve in early 2010. In fact, CWBS pre-provision core earnings for the quarter ended June 30, 2009 indicate a core earnings per share of $1.67 annualized. Applying this to our cost basis, we would need a P/E multiple of 14X to achieve our cost basis, which we feel is certainly achievable in the timeframe we have outlined. We expect a normalization of earnings to begin in early 2010 and fully normalize in early 2011. From a regulatory capital perspective, CWBS exceeded the requirements to be considered well-capitalized at December 31, 2008, March 31, 2009 and June 30, 2009.

CWBS’ assets grew 25.5% or $225.4 million from March 31, 2008 to March 31, 2009 while maintaining an efficiency ratio of 53.15% for the three month period ending March 31, 2009, which is well below its peers and indicative of earnings power when asset quality normalizes. Management believes that CWBS is well positioned from both a capital, liquidity and management standpoint to withstand the pressures of the current and anticipated economic environment during the period in which management believes bank equity valuations and the economy in general will normalize.

The Company intends to hold these securities until the market values recover, which it anticipates to be in mid-2011, as they were acquired as part of its long-term investment strategy and do not represent a primary or material source of liquidity to the parent company. The Company does not consider this investment to be other-than-temporarily impaired at December 31, 2008, March 31, 2009 or June 30, 2009, based on the provisions of SEC SAB Topic 5M. However, to the extent some recovery of the carrying amount is not experienced over the next six to nine months, management will likely take some level of impairment charge.

Investment in First Capital Bancorp, Inc.

The Company’s investment in First Capital Bancorp, Inc. (ticker – FCVA) was in an unrealized loss position of $233 thousand on an initial investment of $473 thousand and had been in a loss position for 24 months as of June 30, 2009. Though the length of time this security has been in a loss position and the extent of the loss is considerable, it is our position that this was not created by any company-specific credit deterioration in the period, but predominately a function of the devaluation of the financial sector in general. The SNL Small Cap Bank Index performance for the similar period was a decrease of 366 points or 43.8%. Management considers the current financial strength and near-term earnings prospects of this entity to be favorable and a mitigation of underlying credit concern. On April 3, 2009, FCVA announced it had signed a merger agreement with Eastern Virginia Bankshares, Inc. (ticker – EVBS). This merger with EVBS, who also exceeds the requirements to be considered well-capitalized, appears to result in a strong strategic alliance that is anticipated to be accretive to earnings in 2010. Management believes that FCVA on both a stand-alone basis, as well as a post-merger basis with EVBS, is well positioned from both a capital, and liquidity standpoint to withstand the pressures of the current and anticipated economic environment during the period in which management believes bank equity valuations and the economy in general will normalize, which is expected to begin in early 2010 and fully normalize in mid-2011.

The Company intends to hold these securities until the market values recover, which it anticipates to be in mid-2011, as they were acquired as part of its long-term investment strategy and do not represent a primary or material source of liquidity to the parent company. The Company does not consider this investment to be other-than-temporarily impaired at December 31, 2008, March 31, 2009 or June 30, 2009, based on the provisions of SEC SAB Topic 5M. However, to the extent some recovery of the carrying amount is not experienced over the next six to nine months, management will likely take some level of impairment charge.

Investment in First Trust Bank (NC)

The Company’s investment in First Trust Bank (NC) (ticker – NCFT, traded on the NASDAQ Electronic Bulletin Board) was in an unrealized loss position of $79 thousand on an initial investment of $200 thousand and had been in a loss position for 11 months as of June 30, 2009. This security was inadvertently included in our original response as it had not been in a continuous loss position for greater than twelve months. The SNL Small Cap Bank Index performance for the similar period was a decrease of 105 points or 18.7%. The extent of the loss is considerable, however, management feels based on the limited length of time this security has been in a loss position, and the financial strength and near-term prospects of this entity mitigate the extent of the loss associated with this security. NCFT continues to have earnings despite the current, difficult environment, and exceeded the regulatory requirements to be considered well-capitalized at December 31, 2008, March 31, 2009 and June 30, 2009.

The Company intends to hold this security until market values recover, which it anticipates to be in mid-2011, as the investment was acquired as part of its long-term investment strategy and does not represent a primary or material source of liquidity to the parent company. The Company does not consider this investment to be other-than-temporarily impaired at December 31, 2008, March 31, 2009 or June 30, 2009, based on the provisions of SEC SAB Topic 5M. However, to the extent some recovery of the carrying amount is not experienced over the next six to nine months, management will likely take some level of impairment charge.

Investment in Village Bank and Trust Financial Corp.

The Company’s investment in Village Bank and Trust Financial Corp. (ticker – VBFC) was in an unrealized loss position of $442 thousand on an initial investment of $879 thousand and had been in a loss position for 12 months as of June 30, 2009. The SNL Small Cap Bank Index performance for the similar period was a decrease of 118 points or 21.0%. Though the length of time this security has been in a loss position and the extent of the loss is considerable, management considers the financial strength and near-term prospects of this entity to be positive, and the company will see improved asset quality and earnings results beginning in early 2010. VBFC also exceeded the regulatory requirements to be considered well-capitalized at December 31, 2008, March 31, 2009 and June 30, 2009.

On May 1, 2009 VBFC strengthened their capital position by obtaining $14.7 million under the Treasury’s Capital Purchase Program. The company completed a merger with River City Bank in the fourth quarter of 2008 and is poised from both a capital, and liquidity standpoint to withstand the pressures of the current and anticipated economic environment during the period in which management believes bank equity valuations and the economy in general will normalize, which is expected to begin in early 2010 and fully normalize in mid-2011.

The Company intends to hold this security until market values recover, which it anticipates to be in mid-2011, as the investment was acquired as part of its long-term investment strategy and does not represent a primary or material source of liquidity to the parent company. The Company does not consider this investment to be other-than-temporarily impaired at December 31, 2008, March 31, 2009 or June 30, 2009, based on the provisions of SEC SAB Topic 5M. However, to the extent some recovery of the carrying amount is not experienced over the next six to nine months, management will likely take some level of impairment charge.

Investment in Triangle Capital Corporation

The Company maintains an investment in Triangle Capital Corporation (ticker – TCAP), which is a specialty finance company organized to provide customized financing solutions to lower middle market companies located throughout the Untied States. The Company’s investment in TCAP was in an unrealized loss position of $272 thousand on an initial investment of $963 thousand and had been in a loss position for 14 months as of June 30, 2009. TCAP has a strong liquidity position, and was able to raise approximately $12 million of incremental equity capital in a follow-on offering on April 27, 2009. Additionally, in June 2009 TCAP received a commitment from the Small Business Administration, which increased TCAP’s ability to issue guaranteed debentures up to the maximum statutory limit of $150 million.

Management has evaluated the near-term prospects of this issuer in relation to the severity and duration of the associated impairment. Based on this evaluation, it appears that this entity is poised from a liquidity and capital standpoint to withstand the pressures of the current and anticipated economic conditions during the period in which management believes equity valuations in the financial sector and the economy in general will normalize.

The Company intends to hold this security until market values recover, which it anticipates to be in mid-2011, as the investment was acquired as part of its long-term investment strategy and does not represent a primary or material source of liquidity to the parent company. The Company does not consider this investment to be other-than-temporarily impaired at December 31, 2008, March 31, 2009 or June 30, 2009, based on the provisions of SEC SAB Topic 5M. However, to the extent some recovery of the carrying amount is not experienced over the next six to nine months, management will likely take some level of impairment charge.

In connection with responding to your comments StellarOne Corporation acknowledges that:

•	StellarOne Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	StellarOne Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the above responses address your comments. We would be pleased to answer any questions that you may have after reviewing our responses or to provide any additional information that would be helpful to the staff in its review. Please call the undersigned at (434) 964-2217 if we may provide any such information.

Sincerely,

/s/ Jeffrey W. Farrar

Jeffrey W. Farrar, CPA

Executive Vice President and Chief Financial Officer

Enclosures

cc:	John P. Nolan

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